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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)


             Information to be included in statements filed pursuant to rule 13d-1(a) and Amendments thereto filed pursuant to rule 13d-2(a)

                                (Amendment No. 1)

                               THE GOOD GUYS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    382091106
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                                 (CUSIP Number)


                                GARY M. LAWRENCE
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                          1700 PACIFIC AVE., SUITE 4100
                               DALLAS, TEXAS 75201
                                 (214) 969-2800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 22, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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                                                                    Page 2 of 33

CUSIP No. 382091106                   13D/A

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     (1)       Name of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (Entities Only)

               Ronald A. Unkefer
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     (2)       Check the Appropriate Box if a Member of a Group          (a) [ ]
               See instructions)                                         (b) [ ]

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     (3)       SEC Use Only

--------------------------------------------------------------------------------
     (4)       Source Of Funds (See instructions)

               PF
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               Check Box if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e)
     (5)                                                                     [ ]

--------------------------------------------------------------------------------
     (6)       Citizenship or Place of Organization

               United States of America
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                                (7)     Sole Voting Power

                                        1,758,734
              Number of         ------------------------------------------------
               Shares           (8)     Shared Voting Power
            Beneficially
              Owned By                  None
                Each            ------------------------------------------------
              Reporting         (9)     Sole Dispositive Power
             Person with
                                        1,758,734
                                ------------------------------------------------
                                (10)    Shared Dispositive Power

                                        None
--------------------------------------------------------------------------------
    (11)       Aggregate Amount Beneficially Owned by Each Reporting Person

               1,758,734

--------------------------------------------------------------------------------
    (12)       Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See instructions)                    [ ]

--------------------------------------------------------------------------------
    (13)       Percent of Class Represented by Amount in Row (11)

               7.5%

--------------------------------------------------------------------------------
    (14)       Type of Reporting Person (See instructions)

               IN

--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is being filed on behalf of Ronald
A. Unkefer, in his individual capacity, as an amendment to the initial statement on Schedule 13D, relating to the common stock, par value $.001 per share (the "COMMON STOCK") of The Good Guys, Inc., a Delaware corporation (the "COMPANY"), as filed with the Securities and Exchange Commission on June 11, 1999 (the "STATEMENT"). The Statement is hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated in its entirety to read as follows:

         (a) This statement is filed by Ronald A. Unkefer ("UNKEFER").

         (b) The principal business address of Unkefer is 750 North St. Paul, Tenth Floor, Dallas, Texas 75201.

         (c) On July 1, 1999, Unkefer began serving as Chairman and Chief Executive Officer of the Company. Effective December 24, 2001, Unkefer resigned as Chairman and Chief Executive Officer of the Company. The present principal occupation or employment of Unkefer is to serve as Chairman and Chief Executive Officer of First Broadcasting Company, LP whose address is 750 North St. Paul, Tenth Floor, Dallas, Texas 75201.

         (d) Unkefer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Unkefer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         (f) Unkefer is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended and restated in its entirety to read as follows:

         (a) On June 1, 1999, Unkefer purchased from the Company for an aggregate purchase price of $4,689,880 (i) 1,450,000 shares of Common Stock and was granted on June 8, 1999 (ii) common stock purchase warrants (the "FIRST WARRANT CERTIFICATE") to purchase 1,435,500 shares of Common Stock, a copy of which is attached hereto as Exhibit A and incorporated herein by reference. To acquire such shares, Unkefer used the net proceeds obtained from a loan provided by First Broadcasting Management, LLC ("FIRST BROADCASTING") pursuant to that certain promissory note, dated as of June 8, 1999, by Unkefer in favor of First Broadcasting, a



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copy of which is attached hereto as Exhibit B and incorporated herein by reference (the "NOTE"). As of the date hereof, Unkefer is the beneficial owner of the 1,435,500 shares of Common Stock underlying the warrants because the warrants may be exercised in whole or in part within sixty (60) days of the date hereof.

         (b) On August 16, 2000, Unkefer purchased from the Company for an aggregate purchase price of $2,999,611 (i) 646,468 shares of Common Stock and was granted on August 22, 2000 (ii) common stock purchase warrants (the "SECOND WARRANT CERTIFICATE") to purchase 323,234 shares of Common Stock, a copy of which is attached hereto as Exhibit C and incorporated herein by reference. To acquire such shares and warrants, Unkefer used personal cash funds. As of the date hereof, Unkefer is the beneficial owner of the 323,234 shares of Common Stock underlying the warrants because the warrants may be exercised in whole or in part within sixty (60) days of the date hereof.

         (c) On March 22, 2002, Unkefer effected a sale on the open market of his 2,096,468 shares of Common Stock for an aggregate sales price of $4,192,936. Notwithstanding the disposition and, although not exercised, Unkefer has retained his beneficial ownership interests in the shares of Common Stock underlying the First and Second Warrant Certificates.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

         Unkefer acquired the shares of Common Stock for investment purposes only, and disposed of said shares for the purpose of achieving portfolio liquidity. Depending upon his evaluation of the Issuer, other investment opportunities, market conditions and such other factors as he may deem material, Unkefer may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock beneficially owned by him.

Unkefer has no present plans or proposals which would result in any of the following: (i) the acquisition by any person of additional securities of the Company; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present management of the Company; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business structure; (vii) any change in the Company's Certificate of Incorporation or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.



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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

         (a) As of the date hereof, Unkefer beneficially owns 1,758,734 shares of Common Stock, which represents 7.5% of the issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 1,758,734 shares of Common Stock by (ii) 23,450,075 shares of Common Stock outstanding as of February 28, 2002, based upon the issuer's Form S-3 Registration Statement filed with the Securities and Exchange Commission on March 6, 2002.

         (b) Unkefer would have the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of the shares Common Stock underlying the First and Second Warrant Certificates beneficially owned by Unkefer.

         (c) Other than the transaction reported in Item 3 (c) above, during the past sixty (60) days and including the date hereof, Unkefer has effected no transactions in the Common Stock of the Company.

         (d) Not applicable.

         (e) Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended and restated in its entirety to read as follows:

         Exhibit A -- First Warrant Certificate, dated as of June 8, 1999

         Exhibit B -- Promissory Note, dated as of June 8, 1999, by Unkefer in favor of First Broadcasting

         Exhibit C -- Second Warrant Certificate, dated as of August 22, 2000.

                            [SIGNATURE PAGE FOLLOWS]




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 25, 2002


                                                /s/ RONALD A. UNKEFER
                                                --------------------------------
                                                Ronald A. Unkefer




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                                  EXHIBIT INDEX

                                                                                                               Page
                                                                                                               ----

Exhibit A:        First Warrant Certificate, dated as of June 8, 1999.............................................8

Exhibit B:        Promissory Note, dated as of June 8, 1999, by Unkefer in favor of First Broadcasting...........23

Exhibit C:        Second Warrant Certificate, dated as of August 22, 2000........................................25





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